

Tel (852) 2843 8288   Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

9th March 2004

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

04010802

SUPPL

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Director's Share Transaction

In accordance with the requirements under the listing rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Director's share transaction. Under the same London requirements, such notification has also been made on behalf of JMH's relevant subsidiaries where the Director is also a director of those companies:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Acquired	Price Per Share
E P K Weatherall	Exercise of Options	09/03/2004	85,000	US$6.635

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED

MAR 2 3 2004

THOMSON
FINANCIAL